July 22, 2010
Mellissa Duru
Special Counsel, Office of Mergers & Acquisitions
United States Securities & Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
RE: American HomePatient, Inc. Schedule TO-I Filed July 7, 2010 (the “Schedule TO”) and Schedule 13E-3 filed by American HomePatient, Inc., Highland Crusader Offshore Partners, L.P. and Highland Capital Management, L.P. Filed July 7, 2010 File No. 005-42184 (the “Schedule 13E-3”)
Dear Ms. Duru,
This letter is in response to the comments of the Staff of the Securities and Exchange Commission set out in your July 16, 2010 letter to American HomePatient, Inc. (the “Company”).
Schedule 13e-3
1.	Please supplementally advise us of why Strand Advisors, Inc. and James Dondero are not included as Schedule 13e-3 filing persons. Alternatively, please revise to include such persons.
In response to your comment, the Company, Highland Crusader Offshore Partners, L.P., Highland Capital Management, L.P., Strand Advisors, Inc. and James Dondero (the “Schedule 13E-3 Filing Persons”) have filed an amendment to their Schedule 13E-3 (“13E-3 Amendment No. 1”) that includes Strand Advisors, Inc. and Mr. Dondero as filing persons.
2.	To the extent you add filing persons in response to our prior comment, please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13e-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13e-3 and its instructions for any filing person listed or added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13e-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17119 (April. 19, 1981).

In response to your comment, the Schedule 13E-3 Filing Persons have made revisions to the Offer to Purchase in 13E-3 Amendment No.1.
Exhibit 99(a)(1)(i)
Special Factors, page 10
Background, page 10
3.	In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among company management, Highland, the Special Committee and legal and financial advisors regarding the various options considered by the Company and Highland with respect to the restructuring transaction and tender offer. For example, revise to disclose:
•	the principals present at meetings in April 2009 between Highland and management in which “overtures” were made concerning a possible buy-out;

•	the “nominal” price Highland offered when it proposed a possible buy-out of the Company in April 2009;

•	the “preliminary” views expressed by Raymond James regarding the transactions proposed as well as all alternatives presented by Raymond James to the Special Committee in May 2009;

•	details of proposals submitted or discussed by Highland prior to Highland presenting its final offer of $0.67 per share; and,

•	the “inputs” received from the company’s advisors and matters addressed in reports the Special Committee reviewed in March 2010 that supported its conclusion that there were no other viable alternatives to pursue for refinancing.
In response to your comment, the Schedule 13E-3 Filing Persons have made revisions to “Special Factors — Section 1 — Background” of the Offer to Purchase in 13E-3 Amendment No. 1, and the Company has made corresponding revisions in Amendment 1 to its Schedule TO (“TO Amendment No. 1”). With regard to the final bullet point contained in your comment, we also note that the written materials given to the Special Committee by Raymond James on March 25, 2010 have now been filed, as detailed in our response to your comment no. 4 below.
4.	Reference is made to a series of meetings commencing in May 2009 in which the financial advisor presented its views and alternative proposals to the Special Committee. We remind you that each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please confirm that all presentations made by Raymond James during the Special Committee and/or Board’s evaluation of the transaction have been summarized and any written materials have been filed as exhibits to the Schedule 13e-3 pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A.
The Schedule 13-E Filing Persons have attached additional written materials from preliminary presentations given by Raymond James to the Special Committee on May 19, 2010 and March 25, 2010 to 13E-3 Amendment No. 1 and TO Amendment No. 1. With this addition, all presentations made by Raymond James during the Special Committee and/or Board’s evaluation of the transaction have been summarized and any written materials have been filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A.
5.	Refer to Item 1013(b) of Regulation M-A. Separately set forth the alternatives considered and further supplement your discussion to address the reasons for the rejection of any alternatives considered.
In response to your comment, the Schedule 13E-3 Filing Persons have made revisions to “Special Factors—Section 2— Purpose and Reasons for the Offer” of the Offer to Purchase in 13E-3 Amendment No. 1.
6.	Highland appears to have made overtures to the Company involving a possible going private as early as April 2009. Please refer to Item 1013(c) of Regulation M-A. Further supplement your disclosure and disclose why the Highland parties decided to pursue the going private transaction at this time.
In response to your comment, the Schedule 13E-3 Filing Persons have made revisions to “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” of the Offer to Purchase in 13E-3 Amendment No. 1.
Positions Regarding Fairness of the Offer, page 17
7.	Please revise to disclose the strategic and financial alternatives considered “over an extended period of time” and specific alternative transactions the Special Committee considered with third parties in arriving at their conclusion regarding the fairness of the transaction. Refer generally to Item 1014 of Regulation M-A.
In response to your comment, the Schedule 13E-3 Filing Persons have made revisions to “Special Factors — Section 3 — Positions Regarding Fairness of the Offer” of the Offer to Purchase in 13E-3 Amendment No. 1.
Conditions of the Offer, page 58

8.	We refer to condition (C) which contemplates that “simultaneously with the acceptance for payment,” the Senior Debt will need to have been restructured. We refer to section 4.1 of the Restructuring Support Agreement. Section 4.1 provides that the restructuring of the debt is to become effective “immediately following the Acceptance Date.” As such, it would appear that the condition relating to the effectiveness of the debt restructuring could occur at some point after the expiration of the offer. As the filing persons are aware, all conditions, other than conditions related to government or regulatory approvals, must be satisfied at or prior to the expiration date of the offer. Please advise.
Section 3.1 of the Restructuring Support Agreement, which lists the required conditions for the Offer, states that the restructuring of the debt shall become effective simultaneously with the Acceptance. In light of this, we interpret Section 4.1 as an additional contractual covenant that the restructuring of the debt will occur, at the latest, immediately following the Acceptance Date. We intend that if the Offer is successful, the restructuring of the debt will become effective simultaneously with the expiration of the Offer. We acknowledge that we cannot assert this or any other condition after the expiration of the Offer.
9.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. Conditions should be drafted with sufficient specificity to allow for objective verification. We refer to the condition in (D)(ii)(a). Please revise to define Material Adverse Effect.
In response to your comment, the Schedule 13E-3 Filing Persons have made revisions to “The Offer — Section 10 — Conditions of the Offer” of the Offer to Purchase in 13E-3 Amendment No. 1 to include a definition of Material Adverse Effect, and the Company has made corresponding revisions in TO Amendment No. 1.
10.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
The Company supplementally confirms to the Staff its understanding that when a condition is triggered and the Company decides to proceed with the offer anyway, this constitutes a waiver of the triggered condition, which may require the Company to extend the offer or recirculate new disclosure to security holders, depending on the materiality of the waived condition and the number of days remaining in the offer.
The undersigned hereby acknowledge that:
1. The Schedule 13E-3 Filing Persons are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission;
2. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
3. The Schedule 13E-3 Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN HOMEPATIENT, INC.
By:	/s/ Stephen L. Clanton
	Name:	Stephen L. Clanton
	Title:	Chief Financial Officer and Executive Vice President

HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	Strand Advisors, Inc.
Its: General Partner

By:	/s/ James Dondero
	Name:	James Dondero
	Its:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.
By:	Highland Crusader Fund GP, L.P.
Its: General Partner

By:	Highland Crusader Fund GP, LLC
Its: General Partner

By:	Highland Capital Management, L.P.
Its: Sole Member

By:	Strand Advisors, Inc.
Its: General Partner

By:	/s/ James Dondero
	Name:	James Dondero
Its: President

STRAND ADVISORS, INC.
By:	/s/ James Dondero
	Name:	James Dondero
Its: President

JAMES DONDERO
By:	/s/ James Dondero